UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Ultratech Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

904034105

(CUSIP Number)

William Braverman ESQ,  Neuberger Berman Group LLC  605 Third Ave, 21st floor  New York,  NY  10159  Phone : 212-476-9035

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,843,323

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,858,583

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,858,583

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.79%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neubeger Berman Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,843,323

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,858,583

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,858,583

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.79%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,843,323

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,858,583

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,858,583

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.79%

14	TYPE OF REPORTING PERSON
IA BD

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
770,030

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
770,030

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
770,030

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.81%

14	TYPE OF REPORTING PERSON
IA BD

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Benjamin Nahum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
100,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
100,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
.37%

14	TYPE OF REPORTING PERSON
N/A

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the common stock (the “Securities”) of Ultratech Inc., a Delaware corporation (the “Issuer”), having its principal place of business at 3050 Zanker Road, San Jose, California 95134.

Item 2.	Identity and Background

(a)
This statement is being filed by the following persons: Neuberger Berman Group LLC (“NB Group”), Neuberger Berman Holdings LLC (“NB Holdings”), Neuberger Berman LLC (“NB LLC”), Neuberger Berman Management LLC (“NB Management”) and Benjamin Nahum (NB Group, NB Holdings, NB LLC, NB Management and Mr. Nahum, collectively the “Reporting Persons”).

(b)	The business address for each of the Reporting Persons is 605 Third Avenue, New York, New York 10158.

(c)
Each of NB Group, NB Holdings, NB LLC and NB Management is a Delaware limited liability company.

Mr. Nahum is a portfolio manager and managing director of NB LLC and NB Management.

NB Group is the parent company of multiple subsidiaries engaged in the investment advisory business.

NB Holdings is a subsidiary of NB Group and the holding company of NB LLC, NB Management and certain other subsidiaries engaged in the investment advisory business, primarily with respect to equities.

NB LLC, an indirect subsidiary of NB Group, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a registered investment adviser (“RIA”), NB LLC provides discretionary investment advisory services to private investors, institutions, endowments, employee benefit plans, foundations and others.

NB Management, an indirect subsidiary of NB Group, is an investment adviser registered under the Advisers Act and a limited purpose broker-dealer registered under the Exchange Act. As an RIA, NB Management provides investment advisory services to investment companies registered under the Investment Company Act of 1940, as amended.

The information required by instruction C to Schedule 13D with respect to the directors and executive officers of the Reporting Persons is set forth below.

Neuberger Berman Group LLC

Directors

Joseph Amato
Robert D’Alelio
Steven Kandarian
George Walker
Richard Worley
Lawrence Zicklin

Executive Officers

George Walker, Chief Executive Officer
Joseph Amato, President
Heather Zuckerman, Executive Vice President, Secretary and Chief Administrative Officer
Andrew Komaroff, Executive Vice President and Chief Operating Officer
William Arnold, Executive Vice President and Chief Financial Officer

Neuberger Berman Holdings LLC

Joseph Amato, President and Chief Executive Officer
William Arnold, Executive Vice President and Chief Financial Officer
James Dempsey, Senior Vice President and Treasurer

Neuberger Berman LLC

Joseph Amato, President, Chief Executive Officer and Chief Investment Officer – Equities
Brad Cetron, Managing Director, Chief Compliance Officer and Deputy General Counsel
James Dempsey, Senior Vice President, Chief Financial Officer and Treasurer
Bradley Tank, Managing Director and Chief Investment Officer – Fixed Income

Neuberger Berman Management LLC

Robert Conti, President and Chief Executive Officer
Joseph Amato, Managing Director and Chief Investment Officer – Equities
Bradley Tank, Managing Director and Chief Investment Officer – Fixed Income
Brian Kerrane, Managing Director and Chief Administrative Officer
Brad Cetron, Managing Director and Chief Compliance Officer – B/D
Chamaine Williams, Senior Vice President and Chief Compliance Officer – I/A
Andrew Allard, Senior Vice President and General Counsel

(d)	None of the individuals referenced above have been convicted in a criminal proceeding in the past five years.

(e)
None of the individuals referenced above have been party to a civil proceeding or a judicial or administrative proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the past five years.

(f)	All of the individuals referenced above are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

NB LLC and NB Management, each in its capacity as an RIA, used an aggregate of approximately $23,013,643.96 and $12,803,834.00, respectively, of funds provided through the accounts of certain of their investment advisory clients to purchase the Securities reported as beneficially owned in Item 5. Mr. Nahum used approximately $1,663,000.00 of personal funds to purchase the Securities beneficially owned by him in Item 5.

Item 4.	Purpose of Transaction

The Securities reported as beneficially owned in Item 5 were purchased in the ordinary course of business for investment purposes by NB LLC and NB Management, each in its capacity as an RIA on behalf of its respective investment advisory clients. On August 4, 2015, NB Management, on behalf of certain of its affiliates and itself, sent a letter (the “First Letter”) to Arthur Zafiropoulo, the Issuer’s Chairman, Chief Executive Officer and President (copies of which were also sent to each of the Issuer’s directors) regarding the Issuer’s failure to create shareholder value, certain compensation practices with respect to the Issuer’s stock plans, significant dilution of shareholders and what appears to be a lack of alignment of the Issuer’s management with its shareholders. (A copy of the First Letter is attached to the previous filing). After the First Letter was sent, NB Management had a meeting with Mr. Zafiropoulo and Rick Timmons, the lead independent director of the Issuer. On September 28, 2015, NB Management sent another letter (the “Second Letter”) to Mr. Zafiropoulo reiterating its concerns and noting the lack of urgency by the Board in addressing the First Letter. (A copy of the Second Letter is attached hereto as Schedule 1).
The Reporting Persons may communicate with other shareholders of the Issuer and may nominate candidates for election to the Issuer’s Board of Directors at the Issuer’s 2016 annual meeting. The Reporting Persons may take actions that would be deemed as having the purpose or effect of changing or influencing control of the Issuer. None of the Reporting Persons intends to seek control of the Issuer or to participate in the day-to-day management of the Issuer. Depending on future market conditions, NB LLC and NB Management, in their capacities as RIAs, may purchase additional Securities and sell Securities on behalf of their investment advisory clients; and, Mr. Nahum also may purchase additional Securities and sell Securities for his personal accounts.
At this time, other than as described above in this Item 4, none of the Reporting Persons has any plans or proposals with respect to the Issuer that relate to or would result in the events listed in Item 4(a)-(j) of the instructions for Schedule 13D.

(a)	See above.

(b)	See above.

(c)	See above.

(d)	See above.

(e)	See above.

(f)	See above.

(g)	See above.

(h)	See above.

(i)	See above.

(j)	See above.

Item 5.	Interest in Securities of the Issuer

(a)
The aggregate number of Securities to which this Schedule 13D relates is 1,858,583 shares, representing 6.79% of the 27,364,690 common shares reported outstanding in the Issuer’s most recent Form 10-Q for the quarterly period ended June 30, 2015. The Reporting Persons beneficially own the Securities as follows:

Common Shares / Percentage of Common Shares Outstanding

NB LLC 1,858,583 / 6.79%

NB Management 770,030 / 2.81%

Mr. Nahum 100,000 / 0.37%

Due to NB Group’s and NB Holdings’ indirect and direct ownership of NB LLC and NB Management, each of NB Group and NB Holdings is deemed to beneficially own the Securities beneficially owned by NB LLC and NB Management.

(b)
NB LLC has been granted discretionary voting and dispositive power with respect to 1,843,323 of the Securities reported herein as being beneficially owned by it, and with respect to such Securities, NB LLC shares voting and dispositive power with its clients in whose accounts the Securities are held. In addition, NB LLC has been granted discretionary dispositive power, but not voting power, with respect to the remaining 15,260 of the Securities reported herein as beneficially owned by it. NB LLC shares only dispositive power with those clients in whose accounts such Securities are held.

NB Management has been granted discretionary voting and dispositive power with respect to 770,030 of the Securities reported herein as being beneficially owned by it.

Mr. Nahum has voting and dispositive power with respect to the 100,000 of the Securities reported herein as being beneficially owned by him.

(c)	The Reporting Persons effected the following transactions in the Securities during the past sixty days. Such transactions were effected in the open market. See Schedule 2.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7.	Material to Be Filed as Exhibits

Letter to Issuer’s Board of Directors, dated September 28, 2015, is attached hereto as Schedule 1.

List of Trades since our last filing on August 4, 2015 in response to Item 5.c is attached hereto as Schedule 2.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Neuberger Berman Group LLC

October 01, 2015	By:	/s/ Joseph Amato
President

Neuberger Berman Holdings LLC

October 01, 2015	By:	/s/ Joseph Amato
President & Chief Executive Officer

Neuberger Berman LLC

October 01, 2015	By:	/s/ Joseph Amato
President & Chief Executive Officer

Neuberger Berman Management LLC

October 01, 2015	By:	/s/ Robert Conti
President & Chief Executive Officer

Benjamin Nahum

October 01, 2015	By:	/s/ Benjamin Nahum

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes: Item 5(a):
Neuberger Berman LLC, Neuberger Berman Management LLC, Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., NB Alternatives Advisers LLC and Neuberger Berman Fixed Income LLC and certain affiliated persons may be deemed to beneficially own the securities covered by this report in their various fiduciary capacities by virtue of the provisions of Exchange Act Rule 13d-3. Neuberger Berman Group LLC, through its subsidiary Neuberger Berman Holdings LLC, controls Neuberger Berman LLC, Neuberger Berman Management LLC, Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., NB Alternatives Advisers LLC and Neuberger Berman Fixed Income LLC and certain affiliated persons.

This report is not an admission that any of these entities are the beneficial owner of the securities covered by this report and each of Neuberger Berman Group LLC, Neuberger Berman Holdings LLC, Neuberger Berman LLC, Neuberger Berman Management LLC, Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., NB Alternatives Advisers LLC and Neuberger Berman Fixed Income LLC and certain affiliated persons disclaim beneficial ownership of the securities covered by this statement pursuant to Exchange Act Rule 13d-4.

Item 5(b):
Neuberger Berman Group LLC and its affiliates may be deemed to be beneficial owners of securities for purposes of Exchange Act Rule 13d-3 because they or certain affiliated persons have shared power to retain, dispose of or vote the securities of unrelated clients. Neuberger Berman Group LLC or its affiliated persons do not, however, have any economic interest in the securities of those clients. The clients have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such securities. No one client has an interest of more than 5% of the issuer.

With regard to the shares set forth under item 5(b), Neuberger Berman Group LLC may be deemed to be the beneficial owner for purposes of Rule 13d-3 because certain affiliated persons have shared power to retain, dispose of and vote the securities. In addition to the holdings of individual advisory clients, each of Neuberger Berman LLC and Neuberger Berman Management LLC serve as a sub-adviser and investment manager, respectively, of Neuberger Berman Group LLC’s various registered mutual funds which hold such shares. The holdings belonging to clients of Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., NB Alternatives Advisers LLC and Neuberger Berman Fixed Income LLC, affiliates of Neuberger Berman LLC, are also aggregated to comprise the holdings referenced herein.

In addition to the shares set forth under Item 5(b) for which Neuberger entities also have shared power to dispose of the shares, item 5(b) also includes shares from individual client accounts over which Neuberger Berman LLC has shared power to dispose but does not have voting power over these shares. The holdings of Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., NB Alternatives Advisers LLC and Neuberger Berman Fixed Income LLC, affiliates of Neuberger Berman LLC, are also aggregated to comprise the holdings referenced herein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)